UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”or “Telefônica Brasil”) (B3: VIVT3; NYSE: VIV), in compliance with the Annual Circular Letter 2024-CVM/SEP and in accordance with the provisions of CVM Resolution No. 44/2021 and CVM Resolution No. 80/2022, informs its shareholders and the market in general the Company’s participation in an online event, as follows:

Eduardo Navarro – Chairman of the Board of Directors of Telefônica Brasil

Webinar: The pathway to gender equity in the Board of Directors

Date and time: May 21st, 2024, at 12:15 p.m. (BRT)

Link: https://www.linkedin.com/company/30percentclub-brasil/

Topics to be discussed: diversity policy in the Company’s strategy, the process of forming the Board and the main challenges and learning experiences, as a way of inspiring the promotion of female presence in companies.

Telefônica Brasil reaffirms its commitment to the transparency and fairness of information provided to its shareholders and the market in general.

São Paulo, May 20th, 2024.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 20, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director